SEWARD & KISSEL LLP
One Battery Park Plaza
New York, New York 10004

Telephone:  (212) 574-1200
Facsimile:  (212) 480-8421

                                                                                                                                             January 3, 2013

Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Broadmark Funds - Broadmark Tactical Plus Fund
File Nos. 333-185002 and 811-22769

Dear Mr. Rupert:

As we discussed this morning, we are submitting this letter to respond to the follow-up comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Pre-Effective Amendment No. 2 to the registration statement on Form N-1A (the “Registration Statement”) of Broadmark Funds (the “Trust”) filed with the SEC on December 28, 2012.  The Staff’s comments, and the Trust’s responses to the comments, are set forth below.

Broadmark Tactical Plus Fund (the “Fund”)

Prospectus

Comment 1:
Confirm that the Fund will supplement the Fees and Expenses disclosure as required if the amount of any fees and expenses incurred indirectly by the Fund as a result of investments in Acquired Funds (as such term is defined in Form N-1A) exceeds 0.01% (one basis point) of the average net assets of the Fund.

Response:	The Fund will supplement the disclosure as required if the amount of such fees and expenses exceeds 0.01% of the average net assets of the Fund.

Comment 2:	Disclose explicitly in the Prospectus whether derivatives may be used for speculative purposes.

Response:	The disclosure has been revised to reflect that the Fund may invest in derivatives for “non-hedging (speculative)” purposes.

Comment 3:
Confirm that the Fund will supplement the disclosure, including risk disclosure, as appropriate if the Fund gains exposure to actively managed or leveraged ETFs through its use of derivatives or by making direct investments in such ETFs.

Response:	The Fund will supplement the disclosure as appropriate if it gains exposure to actively managed or leveraged ETFs through its use of derivatives or by making direct investments in such ETFs.

Comment 4:
Add additional clarifying disclosure regarding whether the Fund’s short positions directly offset its long positions. In addition, if such positions are not directly correlated, add related risk disclosure.

Response:
The disclosure has been revised to reflect that the Fund may take short positions that do not offset, or correlate directly to, long positions of the Fund, and that the Fund’s short positions may be undertaken independently of and without regard to its long positions.  In addition, the risk disclosure has been revised to reflect that simultaneous adverse changes in uncorrelated short and long positions increase volatility and the risk of loss to the Fund and its shareholders.

Comment 5:
Identify explicitly the principal investment strategies and risks and non-principal investment strategies and risks in the section currently entitled “ADDITIONAL INFORMATION ABOUT THE FUND’S INVESTMENTS AND RELATED RISK FACTORS.”

Response:	The disclosure has been revised to identify in the referenced section the principal investment strategies and risks of the Fund and other non-principal investment strategies and risks of the Fund.

Comment 6:
Disclose that a shareholder(s) will be notified if, pursuant to the Fund’s Frequent Trading Policy, such shareholder has been identified by the Fund as engaging in prohibited frequent trading of Fund shares and will be blocked from making additional purchase transactions.

Response:
The disclosure has been revised to reflect that a shareholder will be notified if, pursuant to the Frequent Trading Policy, the shareholder has been identified by the Fund as engaging in prohibited frequent trading of Fund shares and will be blocked from making additional purchase transactions.

*           *           *

A copy of this letter will be filed with the SEC as correspondence. In addition, as we discussed this morning, the proposed changes to the Prospectus and SAI disclosure described above will be reflected in the Fund’s definitive Prospectus and SAI filed with the SEC under Rule 497.

If you have any additional comments or questions, please contact the undersigned at (212) 574-1598 or Paul M. Miller at (202) 737-8833.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

Cc:          Kim Browning
Dominic Minore
Laura Hespe